82-1094

02034828

02 JUN 12 AM 11:03

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	NUSTAR RESOURCES INC.
Issuer Address	#203, 1318 - 56th Street, Delta, BC, V4L 2A4
Issuer Telephone Number	604-943-3083
Contact Person	Jim McLeod
Contact Position	President
Contact Telephone Number	604-943-3083
Contact Email Address	gkkbid@portal.ca
Web Site Address	www.nustarresources.com
For Quarter Ended	March 31, 2002
Date of Report (yy/mm/dd)	02/05/24

SUPPL

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"J. W. McLeod"	02/05/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"J.A. McLeod"	02/05/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

dlw 6/17

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Jindra Casperson
C.G.A.*

NOTICE TO READER

We have compiled the balance sheet of Nustar Resources Inc. as at March 31, 2002, the statement of operations and deficit, the statement of cash flows and the schedule of deferred exploration and development costs for the nine months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
May 24, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

NUSTAR RESOURCES INC.
BALANCE SHEET
MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited figures for June 30, 2001)

	March 31, 2002	June 30, 2001
ASSETS		
Current Assets		
Cash	$ 4,122	$ 309
Accounts receivable	872	655
Mineral exploration tax credit recoverable	5,255	5,255
Prepaid expenses	1,313	5,868
Share subscription receivable	-	9,640
	11,562	21,727
Term Deposit	2,000	2,000
Property, Plant and Equipment (Note 2)	772	911
Mineral Properties, including deferred costs (Note 3)	225,872	264,260
Incorporation Costs	950	950
	$ 241,156	$ 289,848
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 48,077	$ 48,640
Due to related parties	251,467	215,562
	299,544	264,202
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 4)	2,556,280	2,393,496
Contributed Surplus	6,157	6,157
Deficit	(2,620,825)	(2,374,007)
	(58,388)	25,646
	$ 241,156	$ 289,848

Approved on Behalf of the Board:

"J.W. McLeod"
Director

"J.A. McLeod"
Director

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended March 31, 2001)

	Three Months Ended		Nine Months Ended	
	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001
ADMINISTRATION COSTS:				
Accounting and audit	$ 1,340	$ 1,429	$ 3,340	$ 2,429
Amortization	46	68	139	225
Bank charges and interest	103	-	305	-
Management fees	-	15,000	30,000	45,000
Office and telephone	1,786	2,309	5,849	4,673
Promotion	1,113	-	2,597	30,000
Rent	1,500	1,500	4,500	4,500
Stock exchange filing fees	1,118	1,900	4,101	2,750
Transfer agent	649	3,323	2,942	4,145
Travel	2,005	-	3,799	2,132
LOSS BEFORE OTHER ITEMS	9,660	25,529	57,572	95,854
OTHER ITEMS:				
Loss on write-down of mineral properties	189,321	-	189,321	-
Interest income	(20)	(31)	(75)	(86)
NET LOSS FOR THE PERIOD	198,961	25,498	246,818	95,768
DEFICIT AT BEGINNING OF PERIOD	2,421,864	2,264,634	2,374,007	2,194,364
DEFICIT AT END OF PERIOD	$ 2,620,825	$ 2,290,132	$ 2,620,825	$ 2,290,132
Loss per share	$ (0.03)	$ (0.02)	$ (0.05)	$ (0.03)

NUSTAR RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended March 31, 2001)

	Three Months Ended		Nine Months Ended	
	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001
OPERATING ACTIVITIES:				
Net loss for the period	$ (198,961)	$ (25,498)	$ (246,818)	$ (95,768)
Adjustments:				
Amortization	46	68	139	225
Loss on write-down of mineral properties	189,321	-	189,321	-
	(9,594)	(25,430)	(57,358)	(95,543)
Changes in non-cash working capital items:				
Accounts receivable	(468)	(497)	(217)	3,669
Prepaid expenses	437	(578)	4,555	15,010
Share subscription receivable	-	-	9,640	-
Accounts payable and accrued liabilities	(753)	6,373	(563)	36,253
Due to related parties	980	15,000	35,905	105,638
	(9,398)	(5,132)	(8,038)	65,027
FINANCING ACTIVITIES:				
Issue of share capital for cash	40,284	-	140,284	-
INVESTING ACTIVITIES:				
Acquisition cost of mineral properties	(18,629)	-	(55,736)	(32,184)
Deferred exploration and development costs	(9,403)	-	(72,697)	(34,985)
	(28,032)	-	(128,433)	(67,169)
INCREASE (DECREASE) IN CASH	2,854	(5,132)	3,813	(2,142)
CASH AT BEGINNING OF PERIOD	1,268	5,515	309	2,525
CASH AT END OF PERIOD	$ 4,122	$ 383	$ 4,122	$ 383

SUPPLEMENTAL CASH FLOW INFORMATION (Note 7)

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the nine months ended March 31, 2001)

	2002					
	Copper Mountain Claims	Lucky Key Claim	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas South Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:						
Assays	$ -	$ -	$ 74	$ -	$ -	$ 74
Drafting	-	-	237	-	-	237
Drilling	-	-	37,943	-	-	37,943
Equipment rental and supplies	-	-	2,482	-	-	2,482
Field office	-	-	663	-	10	673
Labour	-	-	1,567	-	-	1,567
Storage	-	-	-	-	-	-
Surveys	4,900	-	-	3,111	41	8,052
Travel, accommodations and meals	-	-	20,370	-	1,299	21,669
Trucking	-	-	-	-	-	-
	4,900	-	63,336	3,111	1,350	72,697
Mineral exploration tax credit	-	-	-	-	-	-
Total Cost Incurred During the Period	4,900	-	63,336	3,111	1,350	72,697
BALANCE, BEGINNING OF PERIOD	166,510	-	24,986	-	-	191,496
	171,410	-	88,322	3,111	1,350	264,193
Write-off of costs related to abandoned mineral property	-	-	(88,322)	-	-	(88,322)
BALANCE, END OF PERIOD	$ 171,410	$ -	$ -	$ 3,111	$ 1,350	$ 175,871

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the nine months ended March 31, 2001)

	2001					
	Copper Mountain Claims	Lucky Key Claim	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas South Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:						
Assays	$ 3,587	$ -	$ -	$ -	$ -	$ 3,587
Drafting	-	-	354	-	-	354
Drilling	15,086	-	-	-	-	15,086
Equipment rental and supplies	428	-	-	-	-	428
Field office	-	-	-	-	-	-
Labour	4,500	-	-	-	-	4,500
Storage	925	-	-	-	-	925
Surveys	-	-	-	-	-	-
Travel, accommodations and meals	7,430	-	-	-	-	7,430
Trucking	2,675	-	-	-	-	2,675
	34,631	-	354	-	-	34,985
Mineral exploration tax credit	(6,226)	-	-	-	-	(6,226)
Total Cost Incurred During the Period	28,405	-	354	-	-	28,759
BALANCE, BEGINNING OF PERIOD	136,924	20,774	22,683	-	-	180,381
	165,329	20,774	23,037	-	-	209,140
Write-off of costs related to abandoned mineral property	-	-	-	-	-	-
		$ 20,774				
BALANCE, END OF PERIOD	$ 165,329		$ 23,037	$ -	$ -	$ 209,140

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nustar Resources Inc. (the "Company") is in the process of exploring and developing its mineral properties located in Canada and Mexico. The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended June 30, 2001, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	March 31, 2002 Net Book Value	June 30, 2001 Net Book Value
Office furniture and equipment	$ 1,941	$ 1,607	$ 334	$ 378
Computer equipment	3,075	2,637	438	533
	$ 5,016	$ 4,244	$ 772	$ 911

3. MINERAL PROPERTIES

	March 31, 2002			
	Acquisition Costs and Option Payments	Deferred Exploration And Development Costs	Write-Down of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 171,410	$ -	$ 191,410
b. Lucky Key Claim	-	-	-	-
c. Camacho-La Leona Claims, Mexico	101,000	88,322	(189,321)	1
d. Cube Claims	27,500	3,111	-	30,611
e. Lisa and Christmas South Claims	2,500	1,350	-	3,850
	$ 151,000	$ 264,193	$ (189,321)	$ 225,872

NUSTAR RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2002

3. MINERAL PROPERTIES (CONT'D)

	June 30, 2001			
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Write-Down of Capitalized Costs	Total
a. Copper Mountain Syndicate	$ 30,000	$ 166,510	$ (10,000)	$ 186,510
b. Lucky Key Claim	20,000	20,774	(40,774)	-
c. Camacho-La Leona Claims, Mexico	52,764	24,986	-	77,750
	$ 102,764	$ 212,270	$ (50,774)	$ 264,260

a. Copper Mountain Syndicate, British Columbia (see Note 8)

By a Letter of Agreement dated November 28, 1996, the Company acquired a 100% interest (subject to a 3% net smelter return royalty) in fourteen (14) mineral claims located in the Similkameen Mining Division of British Columbia for consideration of $5,000 cash (paid) and 100,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

By a Joint Venture Agreement dated February 4, 1998, with the Company and Frontier Minerals Inc. ("Frontier") (formerly: Golden Kootenay Resources Inc.), of Vancouver, B.C., a Joint Venture described as the Copper Mountain Syndicate, was formed. Both parties merged their respective group of claims into the Joint Venture and became equal partners.

By an Agreement dated October 30, 2000, Frontier surrendered its interest in the Joint Venture property for consideration of 100,000 shares of the Company's capital stock (issued at a price of $0.10 per share). As a result, the Company acquired a 100% interest in thirty-seven (37) mineral claims located in the Similkameen Mining Division of British Columbia. During the year ended June 30, 2001, the management of the Company resolved to abandon these mineral claims, and accordingly, the related capitalized costs were written-off to deficit.

3. MINERAL PROPERTIES (CONT'D)

b. Lucky Key Claim, British Columbia

By an Agreement dated November 28, 1996, the Company acquired a 100% interest (subject to a 3% net smelter return royalty) in one (1) mineral claim located in the Omineca Mining Division of British Columbia, for consideration of $5,000 cash (paid) and 100,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

During the year ended June 30, 2001, the management of the Company resolved to abandon this project, and accordingly, the related capitalized costs were written-off to deficit.

c. Camacho-La Leona Claims, Zacatecas, Mexico

By a letter Agreement dated June 14, 1999 (amended October 1, 2001), the Company has the right to acquire six (6) exploration concessions (subject to a 5% net smelter return royalty) located in Mazapil, Zacatecas, Mexico for consideration of:

- US$35,000 paid to June 30, 2001 (paid);
- US$20,000 on or before November 1, 2001 (paid);
- US$10,000 on or before January 1, 2002 (paid) and US$10,000 on or before the beginning of every two (2) months thereafter until March 1, 2003 when a total of US$100,000 will have been paid; and
- US$500,000 on or before April 1, 2003 (or US$100,000 per year plus interest at the rate of 15% per annum, paid in advance).

During the current period, management resolved to write-down this project to a nominal value.

d. Cube Claims, British Columbia

By an Agreement dated July 2, 2001, the Company acquired a 100% interest (subject to a 2% net smelter return royalty) in six (6) mineral claims located in the Nicola Mining Division of British Columbia for consideration of:

- $5,000 cash (paid);
- 250,000 shares of the Company's capital stock (issued at a price of $0.09 per share.)

3. MINERAL PROPERTIES (CONT'D)

e. Lisa and Christmas South Claims, British Columbia

By an agreement dated March 15, 2002, (subsequently amended) the Company acquired a 100% interest (subject to a 2% net smelter return royalty) in two (2) mineral claims located in the Cariboo Mining Division of British Columbia, for consideration of:

- $10,000 cash as follows:
  - $5,000 on or before June 30, 2002 ($2,500 paid)
  - $5,000 on or before December 31, 2002
- 250,000 shares of the Company's common stock (subsequently issued at a price of $0.06 per share)

4. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2002		June 30, 2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	4,399,672	$ 2,393,496	4,299,672	$ 2,383,496
Shares issued for:				
Cash	1,402,838	140,284	-	-
Mineral property	250,000	22,500	100,000	10,000
Balance, end of period/year	6,052,510	$ 2,556,280	4,399,672	$ 2,393,496

Transactions for the Issue of Share Capital
During the Period Ended March 31, 2002:

a. The Company issued 302,838 shares at a price of $0.10 per share for the exercise of stock options for total consideration of $30,284.

b. The Company issued 250,000 shares at a price of $0.09 per share for the acquisition of the Cube claims described in Note 3d.

4. SHARE CAPITAL (CONT'D)

c. The Company completed a Private Placement financing consisting of 800,000 units issued at a price of $0.10 per unit for total consideration of $80,000. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.10 per share on or before November 5, 2002.

d. The Company issued 300,000 shares at a price of $0.10 per share for the exercise of warrants for a total consideration of $30,000.

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's outstanding stock options as of March 31, 2002 and June 30, 2001 and changes during the period/year then ended is as follows:

	March 31, 2002		June 30, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	429,967	$ 0.10	102,838	$ 0.10*
Granted	-	-	327,129	0.10
Exercised	(302,838)	(0.10)	-	-
Expired	(127,129)	(0.10)	-	-
Options outstanding, end of period/year	-	$ -	429,967	$ 0.10

* During the year ended June 30, 2001, 102,838 stock options were repriced to a price of $0.10 per share, exercisable on or before February 28, 2002.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 500,000 shares at a price of $0.10 per share on or before November 5, 2002.

5. RELATED PARTY TRANSACTIONS

a. Management fees of $30,000 (2001 - $45,000) and exploration and development costs totalling $13,280 (2001 - $3,500) were incurred with the President of the Company.

b. Rent totalling $4,500 (2001 - $4,500) were incurred with a firm controlled by the President of the Company.

c. Office expenses of $1,000 (2001 - $Nil) were paid to a relative of the President of the Company.

The above transactions have been in the normal course of operations and, in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

6. SEGMENTED INFORMATION

The Company's activities are all in the one (1) industry segment of mineral property acquisition, exploration and development.

Mineral Properties and Property, Plant and Equipment by geographical segments are as follows:

	Canada	Mexico	Total
March 31, 2002			
Property, Plant and Equipment	$ 772	$ -	$ 772
Mineral properties, including deferred costs	225,871	1	225,872
	$ 226,643	$ 1	$ 226,644

	Canada	Mexico	Total
June 30, 2001			
Property, Plant and Equipment	$ 911	$ -	$ 911
Mineral properties, including deferred costs	186,510	77,750	264,260
	$ 187,421	$ 77,750	$ 265,171

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period ended March 31, 2002 as follows:

	March 31, 2002	June 30, 2001
Non-cash financing activities:		
Issue of share capital for mineral property	$ 22,500	$ -
Non-cash investing activities		
Acquisition cost of mineral property	$ (22,500)	$ -

8. SUBSEQUENT EVENTS

The Company entered into an agreement with Frontier Mineral Inc. ("Frontier") whereby Frontier can acquire a 50% interest in fourteen (14) mineral claims located in the Similkameen Mining Division of British Columbia in consideration of Frontier spending $500,000 in exploration of the property, at which point a joint venture will be formed. The Company and Frontier are related by a common director.

This agreement is subject to regulatory approval.

NUSTAR RESOURCES INC.
MARCH 31, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 5 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer was $48,780 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED MARCH 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Oct. 16/01	Common Shares	Property Acquisition	250,000	$0.09	$22,500	Mineral Property	Nil
Oct. 26/01	Common Shares	Exercise of Options	200,000	$0.10	$20,000	Cash	Nil
Nov. 5/01	Common Shares	Private Placement	800,000	$0.10	$80,000	Cash	Nil
Jan. 4/02	Common Shares	Exercise of Warrants	151,370	$0.10	$15,137	Cash	Nil
Jan. 5/02	Common Shares	Exercise of Warrants	48,630	$0.10	$4,863	Cash	Nil
Mar. 7/02	Common Shares	Exercise of Options	102,838	$0.10	$10,284	Cash	Nil
Mar. 15/02	Common Shares	Exercise of Warrants	50,000	$0.10	$5,000	Cash	Nil
Mar. 27/02	Common Shares	Exercise of Warrants	50,000	$0.10	$5,000	Cash	Nil

B. OPTIONS GRANTED DURING PERIOD ENDED MARCH 31, 2002:

NIL

NUSTAR RESOURCES INC.
MARCH 31, 2002

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002:

Authorized share capital - 100,000,000 shares without par value.

A total of 6,052,510 shares have been issued for a total of $2,556,280.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MARCH 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Warrants	500,000	$0.10	November 5, 2002

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2002:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT MAY 24, 2002:

J.W. McLeod	President/Director
J.A. McLeod	Secretary/Director
W. Bradley	Director
L.J. Manning	Director

NUSTAR RESOURCES INC.
MARCH 31, 2002

During the third quarter the Company did not employ an investor relations firm, but carried-out these chores internally.

The Company conducted two geophysical surveys, one on its Cube Property in the Nicola Mining Division, B.C. and the other on its Miner Mountain Property in the Similkameen Mining Division, B.C. and assessment work was filed in March and April 2002, respectively. A core drilling program, on the Miner Mountain property, is scheduled to begin in the first part of June 2002. The Company signed an Option Agreement with Frontier Minerals Inc. of Vancouver, B.C. whereby Frontier can acquire a 50% interest in the Miner Mountain Property by spending $500,000 on exploration work (see News Release dated May 10, 2002).

The Company dropped the option on the Camacho-La Leona Property in Zacatecas State, Mexico (see News Release dated, May 13, 2002).

On March 15, 2002 the Company signed an Option to Purchase Agreement to acquire a 100% interest in the Lisa and Christmas South mineral claims in the Cariboo Mining Division, B.C. The agreement was accepted for filing by the TSX Venture Exchange on April 23, 2002. The Company has plans to begin a fieldwork program, on this drill-ready property very soon.

The Company has relied on financing the fieldwork programs and general corporate affairs utilizing the private placement method and director and employee options.

The Company granted incentive stock options in amount of 604,966 shares at $0.10 per share exercisable up to April 9, 2004 (see News Release dated April 9, 2002).

NUSTAR RESOURCES INC.

Listed: TSX Venture Exchange; Symbol: **NTR & NTRRF** (PINKS)

Telephone: 1-(604)-**943-3083** Facsimile: 1-(604)-**943-3071**

THE RESOURCE COMPANY WITH A FUTURE

Only one thing motivates this Company, that is acquiring and enhancing quality projects. Not for the sake of acquisition, but to increase the chances of success in this area. Where do we stand after 20 years in the business? Unlike so many companies of our vintage, we are still here and our Company is in pretty good condition after all that we've been through and the work that we have carried-out. But we are not in this field just to survive. We have to succeed and that is our primary objective. At a time when so many small exploration companies are gone and so many good projects await constructive development we feel good about the Company's future and are excited about structuring the necessary programs to get on with it. Bon Voyage!

AT THE EDGE OF SUCCESS - CORPORATE UPDATE

CORPORATE STRUCTURE: Led by a team of hardworking professionals with over 100 years of cumulative hands on experience. The team with the ability to extract the best utility value from the dollars spent. Nustar Resources continues to develop a sound business plan and financing strategy. The Company is experienced in Finance, Evaluation and Exploration Management. This has translated into it's three quality projects in British Columbia which are being explored by the Company: Cube, Miner Mountain and Christmas Lake.

TRADING: The Company's shares are traded on the TSX Venture Exchange and quoted in the Pink Sheets in the USA that will exhibit vitality and a steady upward trend. New value-based levels will be established as the anticipated changes are put in place and the activity stage approaches. The Company will be funded as the projects evolve and take-on additional requirements built around successful results and much more investor interest.


Nustar Resources Inc
as of 22-May-2002
Splits:
1.0
0.8
0.6
0.4
0.2
0.0
Jan98
Jan99
Jan00
Jan01
Jan02
1.0
Millions
0.5
0.0
Copyright 2002 Yahoo! Inc.
http://finance.yahoo.com/

1318 56th STREET, SUITE 203, DELTA, BRITISH COLUMBIA, V4L2A4, CANADA

e: **jimmcleod@nustarresources.com** Web-site: **http://www.nustarresources.com**

CUSIP NO. 67058U103 SEC 12g3-2(b): 82-1094

GROWTH THROUGH.... INTERNATIONAL RESOURCE DEVELOPMENT